UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

1 April 2025

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.  NatWest Group plc (the Company) announces that the PDMRs set out below purchased ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 01 April 2025 at the price indicated, in accordance with the Company's Chairman and Non-executive Director shareholding policy:

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased
Rick Haythornthwaite	Chairman	2,625	£4.5390
Frank Dangeard	Independent non-executive director	719	£4.5390
Roisin Donnelly	Independent non-executive director	683	£4.5390
Patrick Flynn	Independent non-executive director	281	£4.5390
Geeta Gopalan	Independent non-executive director	685	£4.5390
Yasmin Jetha	Independent non-executive director	264	£4.5390
Stuart Lewis	Independent non-executive director	702	£4.5390
Gillian Whitehead	Independent non-executive director	485	£4.5390
Lena Wilson	Senior Independent Director	261	£4.5390

2.  The Company announces that the PDMRs set out below have sold Shares on the date and at the price indicated:-

Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Scott Marcar	Group Chief Information Officer	64,691	£4.5728	28 March 2025
Jen Tippin	Group Chief Operating Officer	95,500	£4.6148	28 March 2025
Robert Begbie	CEO, NatWest Commercial & Institutional	30,000	£4.6000	28 March 2025

The transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	01 April 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary